UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-27729

NZCH Corporation
(Exact name of registrant as specified in its charter)

450 Park Avenue, 29th Floor New York, NY 10022 (212) 906-8555
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001 Per Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  One

Pursuant to the requirements of the Securities Exchange Act of 1934, NZCH Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 27, 2018	By:	/s/ George C. Nicholson
	Name:	George C. Nicholson
	Title:	Senior Vice President, Chief Accounting Officer and Chief Financial Officer